

Richard T. Prins
Skadden Arps Slate Meagher
 & Flom LLP
4 Times Square
New York, New York 10036

Re: Prospect Capital Corporation (the "Fund")
        File Numbers 814-00659 & 333-143819

Dear Mr. Prins:

On January 29, 2009, the Fund filed post-effective amendment No. 9 to its registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your letter of even date accompanied the filing. With certain exceptions, we have limited our review of the filing. The Fund is a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act"). The filing was made to amend the Fund's universal shelf offering, pursuant to Rule 415 under the Securities Act to sell shares of common stock, including shares subscribed for by rights, at a price below net asset value.

Our comments regarding the filing are set forth below.

Prospectus Cover

1.   The first paragraph indicates that the Fund will offer various types of securities: "to provide us with funds to . . . acquire investments that we reasonably believe are in our <u>acquisition pipeline</u>." (*Emphasis added.*) Does the phrase "acquisition pipeline" mean the same as "in accordance with our investment objective and strategies?"

2.   The next sentence states that: "Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus, possibly at a discount to net asset value per share in certain circumstances." Move this statement to a separate paragraph, specify that common shares are the securities to be offered at below net asset value, and indicate that sales below net asset value dilute existing shareholders and have the effect of reducing net asset value.

3.   The paragraph towards the bottom of the page that begins with the phrase "This prospectus contains important information . . ." should not appear in bold.

Prospectus

4.	Disclosure captioned "Prospectus Summary – The Offering" states that: "We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our Securities to provide us with funds to repay outstanding debt, and to acquire investments that we reasonably believe are in our acquisition pipeline." Other similar disclosures reflect other formulations reflecting other purposes for which the funds may be used. The statements should be consistent.

5.	The last sentence of the second paragraph of this discussion indicates that in certain circumstances the sale of Fund shares may be at a discount to net asset value which may be dilutive to stockholders. The sentence should be moved to a separate paragraph and the circumstances therein referred to should be identified. Disclose the risk that a sale of common below net asset value dilutes existing shareholders, causes the net asset value of the Fund to drop, and has the effect of reducing the market price of shares. Add a cross reference to the discussion captioned "Sales of Common Stock Below Net Asset Value."

Advise the staff whether the Fund could be simultaneously selling below net asset value and making a distribution consisting of, in whole or in part, a return of capital.

6.	The discussion captioned "Prospectus Summary – Use of proceeds" states that the net proceeds from the offering will be used to acquire: "new or additional investments in portfolio companies in accordance with our investment objective and strategies, repayment of then outstanding indebtedness, acquisitions or general corporate purposes." (*Emphasis added.*) Please advise the staff whether "acquisitions" is synonymous with "new or additional investments."

7.	The discussion captioned "Prospectus Summary – Recent Developments" indicates that the Fund has entered into a commitment establishing a dual rated credit facility. Indicate whether the facility is secured by a pledge of assets. If so, disclose the details.

8.	The proviso paragraph following the caption "Example" in the fee table contains the following clause: "we have assumed we would have borrowed all $200 million available under our line of credit." Is this assumed in the fee table above? If not, why assume that amount in the Example only? Is the Fund currently at such level of borrowing? If not, does it intend to borrow all $200 million?

9.	In light of the Fund's total annual expenses, the expenses in the example appear to be understated. Please confirm the accuracy of that information.

10.	Footnote 8 to the fee table indicates that Other Expenses is based on annualized expenses during the quarter ended September 30, 2008. Please update that information.

11.	The "Selected Condensed Financial Data" states that it is "For the Year/Period Ended June 30." If not effective on or about March 2, 2009, the Fund will need to update the information to comply with 17 CFR Reg. 210.3-18 of Regulation S-X. Later in the table other information appears as of, or "For the Three Months ended September 30." This information should be updated to December 31.

12.　　Under the caption "Risk Factors" it is disclosed that "We have asked our stockholders for approval for us to be able to sell an unlimited number of shares of our common stock at any level of discount from net asset value per share <u>in accordance with the exception</u> described above in . . ." Revise the disclosure to indicate whether shareholders approved the sales of shares below net asset value, and if so, when that approval expires. Similarly, revise disclosure on this topic appearing under the later captioned discussion, "Sales of Common Stock Below Net Asset Value." With respect to the underlined clause, clarify the referenced exception.

13.　　Revise the first paragraph of the discussion captioned "Use of Proceeds" adding the substance of the first underlined clause and substitute the word "specifically" in place of the second underlined clause, as follows: "Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus, <u>including the proceeds of sales below net asset value,</u> for investment in portfolio companies in accordance with our investment objective and strategies, repayment of then outstanding indebtedness, acquisitions or general corporate purposes. A supplement to this prospectus relating to each offering will <u>more fully</u> identify the use of the proceeds from such offering including any intention to utilize proceeds to pay expenses in order to avoid sales of long-term assets." (*Emphasis added.*) In addition, disclose the nature or general type of considerations that would lead the board to conclude that the sale of Fund securities at below net asset value might be of benefit to current shareholders.

14.　　The discussion captioned "Sales of Common Stock Below Net Asset Value" indicates that the Fund might engage in rights offerings. In that connection, note that any such offering should be based on the factors and determinations discussed in Investment Company Act Release No. 9932 (September 15, 1977) with respect to rights offerings. In particular, the disclosure should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff's view that there should be a specific intended use for the offering proceeds and disclose it under the caption "Use of Proceeds." The disclosure should indicate that the offering is designed to raise funds to be invested consistent with the Fund's investment objectives and policies depending on conditions for the types of securities in which the Fund typically invests.

Please disclose the aggregate limitation on the amount of discount in any one offering the Fund may make under the shelf registration, and whether the Fund has an aggregate ceiling on the amount of discount of all offerings made by the Fund under the shelf, the excess of which would trigger the need for a post-effective amendment to the shelf offering.

The last sentence of the first paragraph indicates that the Fund could also sell shares of common stock below net asset value per share in certain <u>other circumstances</u>, including rights offerings. Specify the other circumstances.

15.   Add disclosure indicating that the adviser benefits from the sale of equity and debt securities, including sales of common below net asset value, why that is the case, and the impact of this conflict of interest on the Fund and its shareholders.

16.   Confirm that the line item captioned "Investment Per Share Held by Stockholder A," under the sub-caption "Impact On Existing Stockholders Who Do Not Participate" is correct in the case of Examples 1 – 3.

17.   The following disclosure appearing under the sub-caption "Impact On Existing Stockholders Who Do Participate," particularly the underlined clause below, suggests that the dilutive effect of an offering below net asset value may be mitigated to the extent a shareholder buys a large enough portion of the offering. Revise the disclosure to take away this notion: "Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of dilution as the nonparticipating stockholders, <u>albeit at a lower level, to the extent they purchase less than the same percentage</u> of the discounted offering as their interest in our shares immediately prior to the offering." (*Emphasis added.*)

18.   The first paragraph of the discussion captioned "Plan of Distribution" lists four ways that Fund securities may be sold. Item (b) states the following: "(b) directly to a limited number of purchasers or to a single purchaser, including existing stockholders in a rights offering." Clarify the disclosure so as to indicate the type of offering contemplated by this provision. Further, if this is a private offering, indicate the extent to which it may be integrated with other offerings by the Fund.

19.   The second paragraph under this caption states: "If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities from us pursuant to contracts providing for payment and delivery on a future date." Explain to the staff more fully the nature and operation of these contracts. For example, are purchasers subject to these contracts obligated to take delivery of securities at the election of the Fund. Explain the connection, if any, between these contracts, and optional cash purchase plans and designated offeree programs briefly mentioned earlier under "Prospectus Summary – Plan of Distribution." If the latter plans and programs are not related to the contracts, then explain to the staff how the plans and programs are structured and why investing through these means is different than regular way investing in the Fund.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Tuesday, February 24, 2009